Exhibit 99.1

Croatia osiguranje Goes Live with Sapiens IDITSuite for its New Digital Brand LAQO

Sapiens and CROSIG have implemented Sapiens IDITSuite for P&C in record time, allowing faster time to market and better digital proposition

January 13, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Croatia osiguranje (CROSIG), a leading Croatian insurer that has been operating in the region for over 135 years, has launched a successful go-live with LAQO, a full digital solution for motor insurance.

The go-live of LAQO, with Sapiens IDITSuite for P&C, is the first of three stages of the full digital program, and is already yielding positive results for CROSIG. In the next phases, Sapiens’ solutions enhance the insurer’s entire property & casualty (P&C) business, including digitalizing claims handling. Sapiens’ technology is expected to further increase the productivity of CROSIG’s sales force and speed up its time to market, while optimizing and simplifying business operations.

“With its smart digital solution, LAQO, Croatia osiguranje is responding to the challenges of the new world of digitization that is leading the market,” said Davor Tomašković, CEO, Croatia osiguranje. “We are leveraging today’s best practices with the most advanced technology for insurance and raising the level of digitalization of the insurance market. We plan to go live in the future with additional lines of business, and to become an even more integrated and agile insurance enterprise than today.”

“We are delighted that Sapiens' innovative suite is supporting CROSIG’s digital transformation and accelerating their growth, and that we enabled fast implementation,” said Liana Gelikas, Sapiens P&C division president. “By providing a superior PAS experience to its customers, Sapiens IDITSuite enables CROSIG to rapidly expand their offerings, and supports their mission to be a pioneer in the market.”

About Croatia osiguranje

Croatia osiguranje is the leading company in Croatia’s insurance market. It has been operating in the region for over 135 years. Since 2014, the company has been doing business as part of the Adris Group. As the leader in life and non-life insurance, Croatia osiguranje is clearly focused on achieving operational efficiency, providing top-quality services to its clients, and having a broad portfolio of modern insurance solutions. For more information: crosig.hr.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 550 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com